Exhibit 99.2

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Expressed in thousands of U.S. dollars except for share amounts)

	At March 31 2016	At December 31 2015
ASSETS
Current
Cash and cash equivalents (note 6)	$5,994	$5,367
Investments (note 9)	7,785	7,282
Trade and other receivables (note 7)	2,942	4,826
Inventories (note 8)	2,193	2,256
Prepaid expenses and other	440	619
Assets held for sale (note 5)	3,878	—

	23,232	20,350
Non-Current
Inventories-ore in stockpiles (note 8)	1,615	1,515
Investments (note 9)	386	496
Restricted cash and investments (note 10)	2,664	2,040
Property, plant and equipment (note 11)	196,250	188,250
Intangibles	—	107

Total assets	$224,147	$212,758

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,041	$4,574
Current portion of long-term liabilities:
Post-employment benefits (note 12)	231	217
Reclamation obligations (note 13)	665	624
Debt obligations	197	300
Other liabilities (note 15)	41	1,863
Liabilities associated with assets held for sale (note 5)	42	—

	9,217	7,578
Non-Current
Post-employment benefits (note 12)	2,308	2,172
Reclamation obligations (note 13)	20,233	18,836
Other liabilities (note 15)	688	652
Deferred income tax liability	16,684	16,465

Total liabilities	49,130	45,703

EQUITY
Share capital (note 16)	1,130,779	1,130,779
Contributed surplus	54,059	53,965
Deficit	(953,704)	(944,097)
Accumulated other comprehensive loss (note 18)	(56,117)	(73,592)

Total equity	175,017	167,055

Total liabilities and equity	$224,147	$212,758

Issued and outstanding common shares (note 16)	518,438,669	518,438,669

Going concern basis of accounting (note 2)
Subsequent Event (note 24)

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Income (Loss) and

Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. dollars except for share and per share amounts)

	Three Months Ended
	March 31	March 31
	2016	2015
REVENUES (note 20)	$3,330	$2,328

EXPENSES
Operating expenses (note 19)	(2,409)	(1,928)
Mineral property exploration (note 20)	(4,603)	(5,522)
General and administrative (note 20)	(1,040)	(1,266)
Foreign exchange	(1,987)	143
Other income (expense) (note 19)	(158)	(484)

	(10,197)	(9,057)

Loss before finance charges	(6,867)	(6,729)
Finance expense (note 19)	(232)	(109)

Loss before taxes	(7,099)	(6,838)
Income tax recovery (expense) (note 22) Deferred	2,654	2,985

Loss from continuing operations	(4,445)	(3,853)
Net loss from discontinued operations (note 5)	(5,162)	(5,941)

Net loss for the period	$(9,607)	$(9,794)

Other comprehensive income (loss):
Items that may be reclassified to income (loss):
Unrealized gain (loss) on investments-net of tax
Continuing operations	—	(3)
Foreign currency translation change
Continuing operations	12,142	(20,325)
Discontinued operations	5,333	1,884

Comprehensive income (loss) for the period	$7,868	$(28,238)

Basic and diluted net income (loss) per share:
Continuing operations	(0.01)	(0.01)
Discontinued operations	(0.01)	(0.01)
All operations	$(0.02)	$(0.02)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	518,439	506,344

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2016	2015
Share capital
Balance-beginning of period	$1,130,779	$1,120,758
Share options exercised-cash	—	5
Share options exercised-non cash	—	4
Share purchase warrants exercised-cash	—	406
Share purchase warrants exercised-non cash	—	316

Balance-end of period	1,130,779	1,121,489

Share purchase warrants
Balance-beginning of period	—	376
Warrants exercised	—	(316)

Balance-end of period	—	60

Contributed surplus
Balance-beginning of period	53,965	53,321
Stock-based compensation expense	94	199
Share options exercised-non cash	—	(4)

Balance-end of period	54,059	53,516

Deficit
Balance-beginning of period	(944,097)	(892,537)
Net loss	(9,607)	(9,794)

Balance-end of period	(953,704)	(902,331)

Accumulated other comprehensive loss
Balance-beginning of period	(73,592)	(25,859)
Unrealized gain (loss) on investments	—	(3)
Foreign currency translation realized in net income	—	(10)
Foreign currency translation	17,475	(18,431)

Balance-end of period	(56,117)	(44,303)

Total Equity
Balance-beginning of period	$167,055	$256,059

Balance-end of period	$175,017	$228,431

The accompanying notes are integral to the condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2016	2015
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(9,607)	$(9,794)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	1,097	616
Stock-based compensation (note 17)	94	199
Losses (gains) on asset disposals	(22)	(11)
Losses (gains) on investments	111	371
Deferred income tax expense (recovery)	(2,654)	(2,985)
Foreign exchange	6,909	4,805
Change in non-cash working capital items (note 19)	5,316	(250)

Net cash provided by (used) in operating activities	1,244	(7,049)

INVESTING ACTIVITIES
Sale and maturity of investments	—	4,031
Expenditures on property, plant and equipment	(215)	(370)
Proceeds on sale of property, plant and equipment	24	11
Decrease (increase) in restricted cash and investments	(464)	(531)

Net cash provided by (used in) investing activities	(655)	3,141

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	(116)	(7)
Issuance of common shares for:
Share options exercised	—	5
Share purchase warrants exercised	—	406

Net cash provided by (used in) financing activities	(116)	404

Increase (decrease) in cash and cash equivalents	473	(3,504)
Foreign exchange effect on cash and cash equivalents	339	(1,520)
Cash and cash equivalents, beginning of period	5,367	18,640

Cash and cash equivalents, end of period	$6,179	$13,616

Cash and cash equivalents – by balance sheet presentation:
Cash and cash equivalents	$5,994	$13,616
Assets held for sale	185	—

	$6,179	$13,616

The accompanying notes are integral to the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the

three months ended March 31, 2016

(Unaudited - Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), both of which are located in the Athabasca Basin of Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties. In addition, the Company has varying ownership interests in a number of development and exploration projects located in Canada, Mali, Namibia and Zambia.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

Denison Mines Corp. (“DMC”) is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.	GOING CONCERN BASIS OF ACCOUNTING

These consolidated financial statements have been prepared using International Financial Reporting Standards, as issued by the International Accounting Standards Board, on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

At March 31, 2016, the Company has sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that it will become non-compliant with the minimum cash covenant requirement of its letters of credit facility in 2016 and, as a result, there is substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company ceases to exist as a going concern in the normal course of operations. Such adjustments could be material.

3.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2015.

The Company’s presentation currency is U.S. dollars.

These financial statements were approved by the board of directors for issue on May 4, 2016.

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2015.

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2017:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has not evaluated the impact of adopting this standard.

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency on a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard.

Comparative Numbers – Change in Presentation due to Discontinued Operations

The fiscal 2015 financial information has been represented to reflect income and expense of the Company’s discontinued operations in one single separate line item in the consolidated statement of comprehensive income (loss) and the related supplemental note disclosure has been revised accordingly. The consolidated statements of financial position and the consolidated statement of cash flows have not been revised. See note 5 for more information.

5.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued Operation and Assets Held for Sale – Africa Mining Division

On March 30, 2016, the Company entered into an agreement with GoviEx Uranium Inc. (“GoviEx”) to sell all of its mining assets and operations located in Africa (the “Africa Mining Division”). The primary assets of the African Mining Division are the mineral property rights for the Falea, Mutanga and Dome projects.

Under the terms of the agreement, GoviEx will acquire Denison’s wholly owned subsidiary, Rockgate Capital Corp, which holds all of the assets of the African Mining Division, in exchange for 56,050,450 shares of GoviEx plus approximately 22,420,180 warrants of GoviEx. Each warrant will be convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. Upon completion of the transaction, Denison will hold approximately 25% of the outstanding shares of GoviEx and be entitled to appoint one director to the GoviEx board so long as its share interest in GoviEx is 5% or higher.

The transaction is expected to close in May 2016 and is subject to closing conditions, government and regulatory approvals. As conditions of the closing, Denison is required to ensure that the Africa Mining Division is capitalized with a minimum working capital of $700,000 while GoviEx is required to complete a concurrent equity financing of not less than $2,000,000. Denison will provide the lead order for the GoviEx financing, up to a maximum of $500,000.

The assets and associated liabilities of the African Mining Division have been classified as held for sale in the consolidated balance sheet at March 31, 2016 and the African Mining Division is being accounted for as a discontinued operation. The plant and equipment assets classified as held for sale will not be depreciated from March 31, 2016 onwards.

The details of the African Mining Division’s assets held for sale as at March 31, 2016 are as follows:

(in thousands, except share amounts)
Assets held for sale:
Cash and cash equivalents	$185
Prepaid and other current assets	45
Property, plant and equipment
Plant and equipment	259
Mineral properties-Mali, Namibia and Zambia	3,389

Total assets held for sale	3,878

Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	42

Total liabilities associated with assets held for sale	$42

Net assets held for sale	$3,836

The consolidated statement of income (loss) for the Africa Mining Division discontinued operation for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Expenses
Operating expenses	(56)	(60)
Mineral property exploration	(47)	(313)
General and administrative	(157)	(197)
Foreign exchange income (expense)
Transactional	(4,922)	(6,642)
Translational	—	(10)
Other income (expense)
Gains (losses) on disposal of property, plant and equipment	20	(2)

	(5,162)	(7,224)

Net loss for the period	$(5,162)	$(7,224)

Cash flows for the Africa Mining Division discontinued operation for the three months ended March 31, 2016 and 2015 is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Cash inflow (outflow):
Operating activities	$(194)	$(362)
Investing activities	(97)	(88)

Net cash outflow for the period	$(291)	$(450)

Discontinued Operation - Sale of Mongolia Mining Division

On November 30, 2015, the Company completed its transaction with Uranium Industry a.s (“Uranium Industry”) to sell the Company’s mining assets and operations located in Mongolia (the “Mongolia Mining Division”).

As consideration for the sale, the Company received cash consideration of $1,250,000 prior to closing and the rights to receive additional contingent consideration of $12,000,000. The contingent consideration is payable as follows:

•

$5,000,000 (the “First Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the exploration licenses in the Mongolia Mining Division (the “First Project”);

•

$5,000,000 (the “Second Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the other exploration licenses held by the Mongolia Mining Division (the “Second Project”);

•	$1,000,000 (the “Third Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and

•	$1,000,000 (the “Fourth Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

On December 2, 2015, Uranium Industry submitted applications for mining licenses for all four projects to the Mongolian government and on January 5, 2016, the Company received copies of mining application acknowledgement receipts, for all four projects, as part of the completeness review component of the mining license issuance process. As at March 31, 2016, the Mongolia government has not yet made any formal decision to issue mining licenses for any of the projects noted above.

The contingent consideration, which is contingent on the approval of mining licenses and achievement of certain production thresholds, has been recognized at a fair value of $Nil in the financial statements at this time and will be remeasured at each subsequent reporting date until settlement.

The consolidated statement of income (loss) for the Mongolia Mining Division discontinued operation for the three months ended March 31, 2015 is as follows:

Three Months
Ended
March 31
(in thousands)	2015
Expenses
Operating expenses	—
Mineral property exploration	(300)
General and administrative	(133)
Foreign exchange income (expense)
Transactional	1,704
Other income (expense)
Gain on disposal of property, plant and equipment	11

1,282

Income before finance charges	1,282
Finance income	1

Net income for the period	$1,283

Cash flows for the Mongolia Mining Division discontinued operation for the three months ended March 31, 2015 is as follows:

Three Months
Ended
March 31
(in thousands)	2015
Cash inflow (outflow):
Operating activities	(429)
Investing activities	(70)

Net cash outflow for the period	$(499)

6.	CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Cash	$3,309	$3,092
Cash in MLJV and MWJV	2,838	9
Cash equivalents	32	2,266

	$6,179	$5,367

Cash and cash equivalents – by balance sheet presentation:
Cash and cash equivalents	$5,994	$5,367
Assets held for sale	185	—

	$6,179	$5,367

7.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Trade receivables	$2,633	$1,860
Receivables in MLJV and MWJV	179	2,824
Sales tax receivables	125	8
Sundry receivables	5	134

	$2,942	$4,826

8.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Uranium concentrates and work-in-progress	$405	$380
Inventory of ore in stockpiles	1,615	1,515
Mine and mill supplies in MLJV	1,788	1,876

	$3,808	$3,771

Inventories-by balance sheet presentation:
Current	$2,193	$2,256
Long-term-ore in stockpiles	1,615	1,515

	$3,808	$3,771

9.	INVESTMENTS

The investments balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Investments:
Equity instruments-fair value through profit and loss	$374	$484
Equity instruments-available for sale	12	12
Debt instruments-fair value through profit and loss	7,785	7,282

	$8,171	$7,778

Investments-by balance sheet presentation:
Current	$7,785	$7,282
Long-term	386	496

	$8,171	$7,778

10.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Cash	$277	$234
Investments	2,387	1,806

	$2,664	$2,040

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,664	$2,040

	$2,664	$2,040

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2016, the Company deposited an additional $555,000 (CAD$762,000) into the Elliot Lake Reclamation Trust Fund and withdrew $91,000 (CAD$125,000).

11.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Plant and equipment:
Cost	$77,399	$72,716
Construction-in-progress	4,868	4,542
Accumulated depreciation	(12,986)	(11,640)

Net book value	$69,281	$65,618

Mineral properties:
Cost	$130,794	$122,797
Accumulated amortization	(177)	(165)

Net book value	$130,617	$122,632

Total net book value	$199,898	$188,250

Property, plant and equipment – by balance sheet presentation:
Property, plant and equipment	$196,250	$188,250
Assets held for sale	3,648	—

Total net book value	$199,898	$188,250

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value
Plant and equipment:
Balance-December 31, 2015	$77,258	$(11,640)	$65,618
Additions	84	—	84
Amortization	—	(34)	(34)
Depreciation	—	(725)	(725)
Disposals	(163)	161	(2)
Reclamation adjustment (note 13)	71	—	71
Foreign exchange	5,017	(748)	4,269

Balance-March 31, 2016	$82,267	$(12,986)	$69,281

Mineral properties:
Balance-December 31, 2015	$122,797	$(165)	$122,632
Additions	133	—	133
Foreign exchange	7,864	(12)	7,852

Balance-March 31, 2016	$130,794	$(177)	$130,617

Plant and Equipment - Canada Mining

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

Plant and Equipment - DES

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in development and exploration projects located in Canada, Mali, Namibia and Zambia which are held directly or through option or various contractual agreements.

Canada Mining Segment

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending CAD$200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional CAD$500,000 by December 31, 2020.

Africa Mining Segment-Mali, Namibia and Zambia

On March 30, 2016, Denison entered into an agreement with GoviEx to sell all of its mining assets and operations in Africa (see note 5).

12.	POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Accrued benefit obligation	$2,539	$2,389

	$2,539	$2,389

Post-employment benefits liability-by balance sheet presentation:
Current	$231	$217
Non-current	2,308	2,172

	$2,539	$2,389

The post-employment benefits continuity summary is as follows:

(in thousands)
Balance-December 31, 2015	$2,389
Benefits paid	(28)
Interest cost	21
Foreign exchange	157

Balance-March 31, 2016	$2,539

13.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Reclamation liability-by location:
Elliot Lake	$12,364	$11,610
McClean and Midwest Joint Ventures	8,517	7,834
Other	17	16

	$20,898	$19,460

Reclamation and remediation liability-by balance sheet presentation:
Current	665	624
Non-current	20,233	18,836

	$20,898	$19,460

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance-December 31, 2015	$19,460
Accretion	218
Expenditures incurred	(138)
Liability adjustments-balance sheet (note 11)	71
Foreign exchange	1,287

Balance-March 31, 2016	$20,898

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2016, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of Saskatchewan Environment, totalling CAD$9,698,000 relating to an approved reclamation plan dated October 2009. An updated reclamation plan dated January 2016 has been submitted and approved by the applicable regulatory authorities which requires the Company to increase its pro-rata share of financial assurances to the province by CAD$14,436,000 to CAD$24,134,000. The Company expects to have the increased financial assurances in place during Q2-2016.

14.	DEBT FACILITIES

Line of Credit

The Company’s current credit facility has a maturity date of January 31, 2017 and allows for credit to be extended to the Company for up to CAD$24,000,000. Use of the facility is restricted to non-financial letters of credit in support of reclamation obligations (see note 13).

At March 31, 2016, the Company has no outstanding borrowings under the facility (December 31, 2015 - $nil) and is in compliance with its facility covenants. At March 31, 2016, approximately CAD$9,698,000 (December 31, 2015: CAD$9,698,000) of the facility is being utilized as collateral for certain letters of credit. During the three months ended March 31, 2016, the Company did not incur any interest under the facility but has incurred letter of credit and standby fees of $42,000 and $19,000, respectively.

15.	OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Unamortized fair value of toll milling contracts	$729	$694
Flow-through share premium obligation (note 16)	—	1,821

	$729	$2,515

Other long-term liabilities-by balance sheet presentation:
Current	$41	$1,863
Non-current	688	652

	$729	$2,515

16.	SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares
Balance at March 31, 2016 and December 31, 2015	518,438,669	$1,130,779

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2016, the Company estimates that it has incurred CAD$7,450,000 of its obligation to spend CAD$15,000,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2015. The Company renounced the income tax benefits of this issue in February 2016, with an effective date of renunciation to its subscribers of December 31, 2015. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 15 and 22).

17.	STOCK OPTIONS

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)
Stock options outstanding - beginning of period	7,074,459	$1.56
Granted	1,976,250	0.64
Expiries	(783,750)	2.80
Forfeitures	(439,695)	1.34

Stock options outstanding - end of period	7,827,264	$1.22

Stock options exercisable - end of period	4,601,514	$1.56

A summary of the Company’s stock options outstanding at March 31, 2016 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)
Stock options outstanding
$0.50 to $0.99	4.36	3,012,655	$0.64
$1.00 to $1.19	3.51	1,680,524	1.09
$1.20 to $1.39	1.97	980,000	1.30
$1.40 to $1.99	1.98	1,905,725	1.71
$2.00 to $5.03	0.13	248,360	5.02

Stock options outstanding - end of period	3.16	7,827,264	$1.22

Options outstanding at March 31, 2016 expire between May 2016 and March 2021.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

Three Months Ended
March 31, 2016
Risk-free interest rate	0.69%
Expected stock price volatility	43.07%
Expected life	3.6 years
Estimated forfeiture rate	3.46%
Expected dividend yield	—
Fair value per share under options granted	CAD$0.21

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $94,000 for the three months ended March 31, 2016 and $199,000 for the three months ended March 31, 2015. At March 31, 2016, an additional $419,000 in stock-based compensation expense remains to be recognized up until March 2018.

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31
(in thousands)	2016	2015
Cumulative foreign currency translation	$(56,271)	$(73,746)
Unamortized experience gain-post employment liability
Gross	206	206
Tax effect	(56)	(56)
Unrealized gains on investments
Gross	4	4

	$(56,117)	$(73,592)

19.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses from continuing operations are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(124)	$(85)
Milling, conversion expense	(609)	(103)
Less absorption:
-Mineral properties	12	10
Cost of services	(1,654)	(1,729)

Cost of goods and services sold	(2,375)	(1,907)
Reclamation asset amortization	(34)	(21)

Operating expenses	$(2,409)	$(1,928)

The components of other income (expense) for continuing operations are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Gains (losses) on:
Disposal of property, plant and equipment	2	—
Disposal of equity investments	—	2
Investment fair value through profit (loss)	(111)	(371)
Other	(49)	(115)

Other income (expense)	$(158)	$(484)

The components of finance income (expense) for continuing operations are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Interest income	$9	$130
Interest expense	(2)	—
Accretion expense-reclamation obligations	(218)	(215)
Accretion expense-post-employment benefits	(21)	(24)

Finance income (expense)	$(232)	$(109)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Continuing operations:
Operating expenses
Mining, other development expense	$(6)	$(17)
Milling, conversion expense	(609)	(103)
Cost of services	(64)	(57)
Mineral property exploration	(13)	(25)
General and administrative	(7)	(6)
Discontinued operations	(26)	(53)

Depreciation expense-gross	$(725)	$(261)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Continuing operations:
Salaries and short-term employee benefits	$(1,635)	$(1,912)
Share-based compensation	(94)	(199)
Termination benefits	(11)	—
Discontinued operations	(143)	(292)

Employee benefits expense	$(1,883)	$(2,403)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Change in non-cash working capital items:
Trade and other receivables	$2,084	$(2,208)
Inventories	200	(68)
Prepaid expenses and other assets	161	307
Accounts payable and accrued liabilities	3,037	1,872
Post-employment benefits	(28)	(49)
Reclamation obligations	(138)	(104)

Change in non-cash working capital items	$5,316	$(250)

20.	SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment, which has been further subdivided into geographic regions, being Canada, Africa and Asia, includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments are reported under discontinued operations in the tables below (see note 5). The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fees and commission income earned from UPC and general corporate expenses not allocated to the other segments. Management fees and commission income have been included with general corporate expenses due to the shared infrastructure between the two activities.

For the three months ended March 31, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations
Statement of Operations:
Revenues	1,204	1,753	373	3,330	—

Expenses:
Operating expenses	(755)	(1,508)	(146)	(2,409)	(56)
Mineral property exploration	(4,603)	—	—	(4,603)	(47)
General and administrative	—	—	(1,040)	(1,040)	(157)

	(5,358)	(1,508)	(1,186)	(8,052)	(260)

Segment income (loss)	(4,154)	245	(813)	(4,722)	(260)

Revenues – supplemental:
Environmental services	—	1,753	—	1,753	—
Management fees and commissions	—	—	373	373	—
Toll milling services	1,204	—	—	1,204	—

	1,204	1,753	373	3,330	—

Capital additions:
Property, plant and equipment	37	59	—	96	121

Long-lived assets:
Plant and equipment
Cost	77,246	3,338	226	80,810	1,457
Accumulated depreciation	(9,983)	(1,758)	(47)	(11,788)	(1,198)
Mineral properties	127,228	—	—	127,228	3,389

	194,491	1,580	179	196,250	3,648

For the three months ended March 31, 2015, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations
Statement of Operations:
Revenues	204	1,640	484	2,328	—

Expenses:
Operating expenses	(199)	(1,576)	(153)	(1,928)	(60)
Mineral property exploration	(5,522)	—	—	(5,522)	(613)
General and administrative	(16)	—	(1,250)	(1,266)	(330)

	(5,737)	(1,576)	(1,403)	(8,716)	(1,003)

Segment income (loss)	(5,533)	64	(919)	(6,388)	(1,003)

Revenues – supplemental:
Environmental services	—	1,640	—	1,640	—
Management fees and commissions	—	—	484	484	—
Toll milling services	204	—	—	204	—

	204	1,640	484	2,328	—

Capital additions:
Property, plant and equipment	68	133	—	201	193

Long-lived assets:
Plant and equipment
Cost	76,637	3,292	227	80,156	2,271
Accumulated depreciation	(7,789)	(1,645)	(166)	(9,600)	(1,738)
Mineral properties	132,272	—	—	132,272	42,615
Intangibles	—	—	467	467	—

	201,120	1,647	528	203,295	43,148

21.	RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The management services agreement with UPC expired on March 31, 2016. In March 2016, a new management services agreement was entered into, effective April 1, 2016 for a term of three years. Under the new agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Revenue:
Management fees	$373	$462
Commission fees	—	22

	$373	$484

At March 31, 2016, accounts receivable includes $128,000 (December 31, 2015: $157,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”)

As at March 31, 2016, KEPCO holds 58,284,000 shares of Denison representing a share interest of approximately 11.2%. KEPCO is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”).

Other

During the three months ended March 31, 2016, the Company incurred investor relations, administrative service fees and other expenses of $18,000 (March 31, 2015: $14,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2016, an amount of $nil (December 31, 2015: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31	March 31
(in thousands)	2016	2015
Salaries and short-term employee benefits	$(277)	$(485)
Share-based compensation	(53)	(117)

Key management personnel compensation	$(330)	$(602)

22.	INCOME TAXES

For the three months ended March 31, 2016, Denison has recognized deferred tax recoveries of $2,654,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $2,895,000 relating to the February 2016 renunciation of the tax benefits associated with the Company’s CAD$15,000,000 flow-through share issue in May 2015.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as equity instruments) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2016 and December 31, 2015:

			March 31	December 31,
	Financial	Fair	2016	2015
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value
Financial Assets:
Cash and equivalents	Category D		$6,179	$5,367
Trade and other receivables
Trade and other	Category D		2,942	4,826
Contingent consideration	Category A	Level 3	—	—
Investments
Equity instruments	Category A	Level 1	358	460
Equity instruments	Category A	Level 2	16	24
Equity instruments	Category B	Level 1	12	12
Debt instruments	Category A	Level 1	7,785	7,282
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,664	2,040

			$19,956	$20,011

Financial Liabilities:
Account payable and accrued liabilities	Category E		8,083	4,574
Debt obligations	Category E		197	300

			$8,280	$4,874

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

24.	SUBESQUENT EVENT

On May 3, 2016 the Company announced that it has entered into an agreement for a private placement of 12,200,000 flow-through common shares at a price of CAD$0.82 per share, for gross proceeds of CAD$10,004,000. The Company has granted the Underwriters an option to offer for sale up to an additional 20% of flow-through shares, at the same price. The closing of the offering is expected to occur on or about May 20, 2016 and is subject to the completion of formal documentation and receipt of regulatory approvals. The income tax benefits related to this issue are to be renounced to subscribers no later than December 31, 2016.